FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 0-16673

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

116 Main Street
2nd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                       Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ..... No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prior to November 11, 2002, Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) held a 25% interest in Mate Fair Group Limited (“Mate Fair”). Therefore, Nam Tai accounted for Mate Fair as an affiliated company and the results of Mate Fair were accounted for under the equity method in the Company’s consolidated financial statements from the date of acquisition. On November 11, 2002, the Company’s investment in Mate Fair has increased from 25% to 72.22%, and accordingly the Company consolidated Mate Fair for the first time as of November 11, 2002. In this Report, the Company is providing the following financial statements of Mate Fare on a stand alone basis:

Independent Auditors’ Report

To the Shareholders and Board of Directors of Mate Fair Group Limited:

     We have audited the accompanying balance sheet of Mate Fair Group Limited (“the Company”) as of December 31, 2002 and the related statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mate Fair Group Limited at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton
Hong Kong
April 25, 2003

Mate Fair Group Limited

Balance Sheets

(In US dollars)

	December	December	December
	31,2002	31,2001	31,2000
		(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash	$3,952	$70	$102

Total current assets	3,952	70	102
Investments, at cost	4,013,956	—	—
Investment in affiliated companies, equity method	—	9,998,738	2,148,345

Total assets	$4,017,908	$9,998,808	$2,148,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$128	$128	$128

Total current liabilities	128	128	128
Shareholders’ equity
Common shares ($1.00 par value — authorized 50,000 shares; shares issued and outstanding at December 31, 2002 – 4,200 and December 31, 2001 and 2000 – 20)	4,200	20	20
Additional paid-in capital	2,129,262	2,129,262	2,129,262
Retained earnings	1,884,318	7,869,398	19,037

Total shareholders’ equity	4,017,780	9,998,680	2,148,319

Total liabilities and shareholders’ equity	$4,017,908	$9,998,808	$2,148,447

See accompanying notes to the financial statements

Mate Fair Group Limited

Statements of Income

(In US dollars)

			For the Period from
			February 18, 2000
	For the Year Ended	For the Year Ended	(date of incorporation)
	December 31, 2002	December 31, 2001	to December 31, 2000
		(Unaudited)	(Unaudited)

Equity in income of affiliated companies	$8,653,690	$7,850,393	$19,063
Gain on sale of investment in affiliated companies	84,870,261	—	—
Loss on dilution of interest of affiliated companies	(1,321,550)	—	—

Net investment earnings	92,202,401	7,850,393	19,063
General and administrative expenses	(298)	(32)	(26)

Net income	$92,202,103	$7,850,361	$19,037

See accompanying notes to the financial statements

Mate Fair Group Limited

Statements of Shareholders’ Equity

(In US dollars)

	Common	Common			Total
	shares	shares	Additional paid-in	Retained	shareholders'
	outstanding	amount	capital	earnings	equity

Shares issued on incorporation	20	$20	$2,129,262	$—	$2,129,282
Net income	—	—	—	19,037	19,037

Balance at December 31, 2000 (Unaudited)	20	20	2,129,262	19,037	$2,148,319
Net income	—	—	—	7,850,361	7,850,361

Balance at December 31, 2001 (Unaudited)	20	20	2,129,262	7,869,398	9,998,680
Shares issued	4,180	4,180	—	—	4,180
Net income	—	—	—	92,202,103	92,202,103
Dividends	—	—	—	(98,187,183)	(98,187,183)

Balance at December 31, 2002	4,200	$4,200	$2,129,262	$1,884,318	$4,017,780

See accompanying notes to the financial statements

Mate Fair Group Limited

Statements of Cash Flows

(In US dollars)

			For the Period from
			February 18, 2000
		For the	(date of
	For the	Year Ended	incorporation) to
	Year Ended December 31,	December 31,	December 31,
	2002	2001	2000
		(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	$92,202,103	$7,850,361	$19,037

Adjustments to reconcile net income to net cash used in operating activities:
Gain on sale of investment in affiliated companies	(84,870,261)	—	—
Loss on dilution of interest of affiliated companies	1,321,550	—	—
Equity in income of affiliated companies	(8,653,690)	(7,850,393)	(19,063)
Changes in current liabilities:
Increase in accounts payables	—	—	128

Total adjustments	(92,202,401)	(7,850,393)	(18,935)

Net cash (used in) provided by operating activities	(298)	(32)	102

Cash flows from investing activities:
Acquisition of interests in affiliated companies	—	—	(2,129,282)
Proceed from sale of interests in affiliated companies	98,187,183	—	—

Net cash provided by (used in) investing activities	98,187,183	—	(2,129,282)

Cash flows from financing activities:
Dividends paid	(98,187,183)	—	—
Proceeds from shares issued	4,180	—	2,129,282

Net cash (used in) provided by financing activities	(98,183,003)	—	2,129,282

Net increase (decrease) in cash	3,882	(32)	102
Cash at beginning of year	70	102	—

Cash at end of year	$3,952	$70	$102

Non cash transactions:
Adjustment to reconcile net income to net cash used in operating activities:
Dividend received	$3,364,000	$—	$—

Non cash investing transactions:
Capital contribution to affiliated company	$(3,364,000)	$—	$—

See accompanying notes to the financial statements

Mate Fair Group Limited

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mate Fair Group Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on February 18, 2000. The Company is a holding company of investments in the TCL Group of companies: TCL Mobile Communication (HK) Co., Ltd. (“TCL Mobile HK”) was incorporated in Hong Kong and Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”) is a sino-foreign equity joint venture in the People’s Republic of China (“PRC”). Both investee companies are engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets.

A summary of the significant accounting policies consistently applied in the preparation of the financial statements as follows:

(a)	Equity method of accounting

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities. Nonmarketable investments in which the Company has less than 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

(b)	Income taxes

The Company provides for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, as the Company is incorporated in the BVI, it is generally exempt from income taxes.

(c)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill under investment in affiliated companies. Goodwill was amortized to expense on a straight-line basis over 10 years.

In June 2001, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) no. 142, “Goodwill and Other Intangible Assets". This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on an annual basis. The Company has determined that there is no impairment of goodwill as of December 2002.

Mate Fair Group Limited

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

(d)	Financial instruments

The Company’s financial instruments primarily consist of cash and account payables. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

(e)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

(f)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Exchange differences are recorded in the statement of income. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Translation differences are recorded as a component of statement of shareholders’ equity.

The Company has adopted the U.S. dollar as its functional currency. The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between Renminbi and the U.S. dollar is based on the prevailing market rate.

There were no material transaction or translation difference as at December 31, 2002, 2001 and 2000.

NOTE B – INVESTMENT IN AFFILIATED COMPANIES, EQUITY METHOD

In July 2000 and August 2000, the Company acquired a 20% equity interest in TCL Mobile HK and Huizhou TCL for $129,282 and $2,000,000, respectively.

On November 26, 2001, the Company sold its 20% equity interest in TCL Mobile HK for $128,206 to Huizhou TCL. Huizhou TCL, via this and other purchases of TCL Mobile HK shares, became the sole shareholder of TCL Mobile HK. At the time of the sale, the Company’s equity interest in TCL Mobile HK was $537,125. The Company has not recorded a loss on sale as the Company maintained its equity interest in TCL Mobile HK via its direct 20% interest in Huizhou TCL which has a 100% interest in TCL Mobile HK. On January 24, 2002, the Company declared and paid a dividend in the amount of sales proceeds of $128,206 to its shareholders.

Mate Fair Group Limited

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

On April 5, 2002, the Company received dividend income from Huizhou TCL of $3,364,000, which was immediately utilized by the Company to increase its interest in Huizhou TCL.

In May 2002, due to an increase in capital in Huizhou TCL, the Company’s direct interest in Huizhou TCL was diluted from 20% to 18%. As a result of the dilution, the Company recognized the loss on dilution of interest of affiliated company of $1,321,550. The Company ceased the equity method accounting for Huizhou TCL as it no longer held at least a 20% interest.

On September 26, 2002, TCL Holdings (BVI) Limited (“TCL Holdings BVI”) and the Company entered into a conditional sale and purchase agreement pursuant to which TCL Holdings BVI agreed to purchase 13.8% of the Company’s equity interest in Huizhou TCL at a consideration of $98,058,977. The consideration for the transaction was determined on the basis of a guaranteed profit of $101,510,329 of Huizhou TCL for the year ended December 31, 2002 (“Guaranteed Profit”) and a price/earnings multiple of 7 times. The obligation of the Company in respect of the Guaranteed Profit was secured by the personal guarantee by a shareholder of the Company. The sale was completed on November 11, 2002 and the Guaranteed Profit was fully met. On the same day, the shareholders of the Company declared and paid a dividend of $98,058,977. As a result of the sale of 13.8% equity interest in Huizhou TCL, the Company recognized the gain on sale of Huizhou TCL of $84,870,261.

As a result of the above transactions, the investment cost of Huizhou TCL was $4,013,956 at December 31, 2002, representing 4.2% equity interest in Huizhou TCL.

The following is the activity in the investment in affiliated companies, equity method for the years ending December 31:

	2002	2001	2000
		(Unaudited)	(Unaudited)
At January 1,2002 and 2001/At February 18, 2000 (date of incorporation)	$9,998,738	$2,148,345	$—
Acquisition of investments in affiliated companies	—	—	2,129,282
Equity in income of affiliated companies	8,653,690	7,850,393	19,063
Proceed from sale of investment in affiliated company	(128,206)	—	—
Dividend income from affiliated company	(3,364,000)	—	—
Increase in interest in affiliated company	3,364,000	—	—
Loss on dilution of interest of affiliated companies	(1,321,550)	—	—
Sale of interests in affiliated companies	(13,188,716)	—	—
Reallocation to investments, at cost	(4,013,956)	—	—

At December 31,	$-	$9,998,738	$2,148,345

Mate Fair Group Limited

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

The following presents summarized combined financial information for TCL Mobile HK and Huizhou TCL:

	For the period ended	For the year ended
	May 30, 2002	December 31, 2001
	(Unaudited)	(Unaudited)
Operating income	$46,639,210	$39,827,508
Net income	$43,268,450	$40,310,309
Non-current assets	$15,308,786	$14,826,676
Shareholders’ equity	$96,778,828	$50,295,019

NOTE C – POST BALANCE SHEET EVENT

On January 26, 2003, Huizhou TCL declared a dividend of $2,017,529 to the Company. The amount was paid on April 2, 2003.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.

NAM TAI ELECTRONICS, INC

Date: May 14, 2003	/s/ Ming Kown Koo

Ming Kown Koo Chief Financial Officer